FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to Shareholders dated August 12, 2011

COSAN LIMITED BDR Issuer CNPJ/MF nº08.887.330/0001-52

Notice to Shareholders

COSAN LIMITED (NYSE: CZZ, BM&FBovespa: CZLT11), announces to shareholders that, in Board of Directors meeting held on August 12th, 2011, it was approved the distribution of the total amount of dividends to be received from Cosan S.A. Indústria e Comércio on August 30th, 2011, in accordance with the following terms:

a)
shareholders will receive payment of dividends relative to the 2011 fiscal year ended on March 31, 2011, in the total amount of US$ 76,097,326.26 (seventy six million, ninety seven thousand, three hundred twenty six United States Dollars and twenty six cents), corresponding to US$0.281126238 per class A and/or B shares or the equivalent in Brazilian Reais to the holders of Brazilian Depositary Receipts (BDRs), without withholding of income tax;

b)	the dividend is payable to shareholders of record at the close of August 22th, 2011;

c)	for BDR holders, the dividend is payable to shareholders of record at the close of August 17th, 2011;

d)	the date for effective payment will be September 6th, 2011;

e)	the date for effective payment for BDR holders will be September 12th, 2011;

f)	the corresponding credit will be paid on an individual basis to each shareholder based on the shareholder positions stated in item b) and c) above.

BDR holders with share custody accounts will receive the amounts in accordance with the procedures adopted by the Stock Exchange.

For holders with registration information that does not include an individual or corporate tax identification number (CPF or CNPJ, respectively) or data identifying the bank, bank branch and checking account, the dividends will be credited on the third business day after the date on which a request is made to update the registration information, provided said holder effectively updates the registration information in person at a branch of Itaú Unibanco S/A that provides services to such investors. If the registration information is updated at a bank branch not specializing in providing shareholder services or by correspondence delivered to the stock and debentures unit at the address Unidade de Ações e Debêntures do Itaú Unibanco S/A, Avenida Engenheiro Armando Arruda Pereira, n.º 707, 9º andar, CEP 04344-902, Cidade de São Paulo, Estado de São Paulo, the payment will only be released after the registration information is duly updated in the electronic databases of said bank.

São Paulo, August 12th, 2011

Marcelo Martins
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 15, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer